

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2013

<u>Via E-mail</u>
David J. Mazzo, Ph.D.
President and Chief Executive Officer
Regado Biosciences, Inc.
120 Mountain View Boulevard
Basking Ridge, NJ 07920

>   **Re: Regado Biosciences, Inc.**
>   **Amendment #1 to Confidential Draft Registration Statement on Form S-1**
>   **Submitted April 10, 2013**
>   **CIK No. 0001311596**

Dear Dr. Mazzo:

   We have reviewed the amended confidential draft registration statement submitted April 10, 2012, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We have received your confidential treatment request and will deliver our comments, if any, under separate cover.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Stock-Based Compensation Expenses, page 46</u>

2. We acknowledge your responses to our prior comments 12 and 13. Please note the following once your IPO price has been set:

- Please revise your disclosure to present the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date based on the estimated IPO price.
- Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.
- Please consider the need to provide additional disclosure of any beneficial conversion feature that will be recorded in connection with your recent convertible equity issuances and provide us an analysis of your accounting.
- We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.

Third-Party Suppliers and Manufacturers, page 70

3. We note your response to our prior comment 24. Please expand on the discussion to disclose the duration and termination provisions of the supply agreements with Agilent Technologies and Althea Technologies.

NovaMedica Technology Transfer Agreement, page 75-76

4. Pursuant to Item 601(b)(1) of Regulation S-K, please file as an exhibit to your registration statement the Assignment and Assumption Agreement in which you transferred all of DRI's rights under the Tech Transfer Agreement to NovaMedica.

5. We note your reference to the Covered Territory in this section. Please define Covered Territory the first time it is used in this section to clarify that it includes Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

6. We note your response to our prior comment 36. Please provide an estimate in your disclosure of expenses relating to your development support obligations to NovaMedica required under the Tech Transfer Agreement.

7. In your next amendment to the registration statement, please be sure to update your disclosure in this section and elsewhere as applicable to reflect your compliance with your obligations under the agreement reached upon the second tranche of the initial closing of Series E financing.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson, Staff Attorney, at (202) 551-3192, John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        John D. Hogoboom, Esq.
        Lowenstein Sandler LLP